Exhibit 21.1

WAVE LIFE SCIENCES LTD.

List of Subsidiaries

Name of Subsidiary	Ownership Percentage	State/Jurisdiction of Incorporation
WAVE Life Sciences USA, Inc.	100%	Delaware
WAVE Life Sciences Japan, Inc.	100%	Japan
WAVE Life Sciences Ireland Limited	100%	Ireland